Exhibit 22(ii)

Affiliate Guarantor of Reed’s, Inc.

On March 11, 2021, Reed’s, Inc. (“Reed’s) entered into an amendment to that certain Financing Agreement dated October 4, 2018,as amended or supplemented, with its senior secured lender, Rosenthal & Rosenthal, Inc. (“Rosenthal”) releasing that irrevocable standby letter of credit by Daniel J. Doherty, III and Daniel J. Doherty, III 2002 Family Trust in the amount of $1.5 million, which letter of credit served as financial collateral for certain obligations of Reed’s under the Rosenthal credit facility, with a $2 million dollar pledge of securities to Rosenthal by John J. Bello and Nancy E. Bello, as Co-Trustees of The John and Nancy Bello Revocable Living Trust, under trust agreement dated December 3, 2012, evidenced by that certain Pledge Agreement to Rosenthal (“Bello Pledge”). Pledged securities do not includes securities in Reed’s, Inc.

John Bello, current Chairman and former Interim Chief Executive Officer of Reed’s, is a related party. He is also a greater than 5% beneficial owner of common stock of Reed’s, Inc. As consideration for the Bello Pledge, Mr. Bello received 400,000 shares of Reed’s restricted stock from Reed’s.